Exhibit 99.88

IPA CEO to Participate in Virtual Panel: “New Approaches to COVID-19: Hidden Breakthroughs,” on Thursday, September 10th

VICTORIA, BC, Sept. 8, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE:TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that Dr. Jennifer Bath, CEO of IPA, will participate on a virtual panel, entitled, “New Approaches to COVID-19: Hidden Breakthroughs,” being held on Thursday, September 10, 2020 at 1:00 p.m. ET.

The virtual panel discussion will also include: Tom Equels, CEO of AIM ImmunoTech Inc. (NYSE American: AIM); Dr. David Jin, CEO of Avalon GlobloCare Corp. (NASDAQ:AVCO); Jeff Wolf, CEO of Heat Biologics, Inc. (NASDAQ: HTBX) and Vered Caplan, CEO of Orgenesis Inc. (NASDAQ: ORGS).

The event brings together executives from leading biopharmaceutical companies to discuss how their companies are helping address the COVID-19 pandemic. The panel will be moderated by broadcast journalist Christine Corrado of Proactive Investors. Investors interested in attending the event can register at:

https://zoom.us/webinar/register/8215990551540/WN_YFe8n6dQSm6mpgG3iWfF-w

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 08-SEP-20